UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

SPORT CHALET, INC.

(Name of Subject Company)

SPORT CHALET, INC.

(Name of Persons Filing Statement)

Class A Common Stock, $0.01 par value	Class B Common Stock, $0.01 par value
(Title of Class of Securities)	(Title of Class of Securities)

849163 20 9	849163 30 8
(CUSIP Number of Class of Securities)	(CUSIP Number of Class of Securities)

Howard K. Kaminsky

Executive Vice President-Finance,

Chief Financial Officer and Secretary

Sport Chalet, Inc.

One Sport Chalet Drive

La Canada, California 91011

(818) 949-5300

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Peter M. Menard, Esq.

Jason R. Schendel, Esq.

Sheppard, Mullin, Richter & Hampton LLP

333 South Hope Street, 43rd Floor

Los Angeles, California 90071

(213) 620-1780

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (“Amendment No. 2”) to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on July 3, 2014 (together with any amendments and supplements thereto, the “Schedule 14D-9”) by Sport Chalet, Inc., a Delaware corporation (the “Company”).

All capitalized terms used in this Amendment No. 2 and not otherwise defined have the respective meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

The information set forth in Item 8 “Additional Information—Certain Litigation” of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:

Certain Litigation

“Between July 9 and July 11, 2014, two plaintiffs filed purported class action lawsuits against Sport Chalet, its directors, Parent and Purchaser in connection with the proposed acquisition of the publicly owned shares of Sport Chalet by Parent and Purchaser (the “Proposed Transaction”) in the Superior Court of the State of California for the County of Los Angeles, captioned Barry Lieberman v. Sport Chalet, Inc. et al., Case No. BC551232 (July 9, 2014), and Enrique Grossmann v. Sport Chalet, Inc. et al., Case No. BC551440 (July 11, 2014). Versa Capital Management, LLC was also named as a defendant by the plaintiff in the Barry Lieberman case. The plaintiff in each case alleges that the Sport Chalet directors breached their fiduciary duties to Sport Chalet stockholders, and that the other defendants aided and abetted such breaches, by seeking to sell Sport Chalet through an allegedly flawed process and for inadequate consideration. Each plaintiff also alleges that the directors breached their fiduciary duties with respect to the contents of the tender offer solicitation/recommendation materials on Schedule 14D-9. Each of the lawsuits seeks, among other things, equitable relief that would enjoin the consummation of the Proposed Transaction, rescission of the Proposed Transaction (to the extent it has already been implemented) and attorneys’ fees and costs.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPORT CHALET, INC.

By:	/s/ Howard K. Kaminsky
Howard K. Kaminsky
Executive Vice President – Finance, Chief
Financial Officer and Secretary

Dated: July 14, 2014